AIS

02060977

02 DEC -9 AM 8:49

November 28, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 437/2002**

  Subject: Notification of New Management Structure
  Date: November 28, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 1/13

RECEIPT COPY
Received by:
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Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 28, 2002

AIS 453/ 2002

November 28, 2002

Subject: Notification of New Management Structure

To: The President

The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") has announced a new management structure to maximize competitiveness in every aspect. The Company would like to inform the new executive positions as follows:

1. Ms. Yingluck Shinawatra, President of the Wireless Communication Business.
2. Mr. Kittsanan Ngamphathipong, Executive Vice President – Marketing, replacing Mr. Songsak Premsuk who has been appointed the Managing Director of ITV Public Company Limited.
3. Mr. Walan Norasetpakdi, Executive Vice President – Service Operations.

The above new management structure is announced effective from December 1, 2002 onwards.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 28, 2002

AIS 453/ 2002

November 28, 2002

Subject: Notification of New Management Structure

To: The President

The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") has announced a new management structure to maximize competitiveness in every aspect. The Company would like to inform the new executive positions as follows:

1. Ms. Yingluck Shinawatra, President of the Wireless Communication Business.
2. Mr. Kittsanan Ngamphathipong, Executive Vice President – Marketing, replacing Mr. Songsak Premsuk who has been appointed the Managing Director of ITV Public Company Limited.
3. Mr. Walan Norasetpakdi, Executive Vice President – Service Operations.

The above new management structure is announced effective from December 1, 2002 onwards.